Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements

as at March 31, 2017 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1	General	9
2	Basis of preparation	9
3	Reporting Principles and Accounting Policy principles and accounting policy	9
4	Group entities	11
5	Income tax	12
6	Contingent liabilities	12
7	Equity	14
8	Revenue	14
9	Operating and general expenses	15
10	Financial instruments	15
11	Segment reporting	17
12	Condensed financial statements of Pelephone, Bezeq International, and DBS	21
13	Subsequent events	24

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2017 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 0.9 % of the total consolidated assets as of March 31, 2017, and whose revenues constitute 0.9% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 17, 2017

Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2017*		March 31, 2016	December 31, 2016
	(Unaudited)		(Unaudited)	(Audited)
Assets	NIS million		NIS million	NIS million
Cash and cash equivalents	792		1,221	648
Investments	578		556	586
Trade receivables	1,976		2,042	2,000
Other receivables	332		299	219
Inventory	114		123	106
Total current assets	3,792		4,241	3,559

Trade and other receivables	595		662	644
Broadcasting rights, net of rights exercised	438		456	432
Property, plant and equipment	6,886		6,902	6,876
Intangible assets	2,986		3,260	3,047
Deferred tax assets	1,008		1,105	1,007
Deferred expenses and non-current investments	429	*	407	382
Total non-current assets	12,342		12,792	12,388
Total assets	16,134		17,033	15,947

Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2017*	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,594	2,073	1,825
Trade and other payables	1,705	1,843	1,610
Current tax liabilities	112	622	104
Liability to Eurocom D.B.S. Ltd. related party	6	206	32
Employee benefits	308	380	315
Provisions	81	88	80
Total current liabilities	3,806	5,212	3,966

Loans and debentures	9,109	8,532	9,128
Employee benefits	260	238	258
Derivatives and other liabilities	250	262	244
Deferred tax liabilities	103	50	101
Provisions	47	46	47
Total non-current liabilities	9,769	9,128	9,778

Total liabilities	13,575	14,340	13,744

Total equity	2,559	2,693	2,203
Total liabilities and equity	16,134	17,033	15,947

Shaul Elovitch	Stella Handler	Allon Raveh
Chairman of the Board of Directors	CEO	CFO Bezeq Group

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

Date of approval of the financial statements: May 17, 2017

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2017*	2016	2016
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Revenues	8	2,453	2,559	10,084
Costs of activity
General and operating expenses	9	959	1,018	4,012
Salaries		504	513	2,012
Depreciation and amortization		428	449	1,739
Other operating expenses (income), net		(4)	5	-
Total operating expenses		1,887	1,985	7,763

Operating income		566	574	2,321
Financing expenses (income)
Financing expenses		126	132	508
Financing income		(25)	(30)	(61)
Financing expenses, net		101	102	447

Profit after financing expenses, net		465	472	1,874
Share in losses of equity-accounted investees		(2)	(1)	(5)
Profit before income tax		463	471	1,869
Income tax		113	183	625
Profit for the period		350	288	1,244
Earnings per share (NIS)
Basic and diluted earnings per share		0.13	0.1	0.45

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	350	288	1,244
Items of other comprehensive income (loss) (net of tax)	6	(10)	(15)
Total comprehensive income for the period	356	278	1,229

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended March 31, 2017 (Unaudited)*
Balance as at January 1, 2017	3,878	384	-	390	(88)	(2,361)	2,203

Profit for the period	-	-	-	-	-	350	350
Other comprehensive income for the period, net of tax	-	-	-	-	6	-	6
Total comprehensive income for the period	-	-	-	-	6	350	356

Balance as at March 31, 2017	3,878	384	-	390	(82)	(2,011)	2,559

Three months ended March 31, 2016 (Unaudited)
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411

Profit for the period	-	-	-	-	-	288	288
Other comprehensive loss for the period, net of tax	-	-	-	-	(10)	-	(10)
Total comprehensive income for the period	-	-	-	-	(10)	288	278
Transactions with shareholders recognized directly in equity
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at March 31, 2016	3,878	384	-	390	(108)	(1,851)	2,693

Year ended December 31, 2016 (Audited)
Balance as at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411
Income in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	350	288	1,244
Adjustments:
Depreciation and amortization	428	449	1,739
Share in losses of equity-accounted investees	2	1	5
Financing expenses, net	110	113	474
Capital gain, net	(6)	(11)	(107)
Income tax expenses	113	183	625

Change in trade and other receivables	(7)	(12)	106
Change in inventory	(20)	(9)	(20)
Change in trade and other payables	(24)	39	(24)
Change in provisions	1	(12)	(19)
Change in employee benefits	(6)	1	(65)
Change in other liabilities	(9)	(3)	23
Net income tax paid	(106)	(105)	(455)
Net cash from operating activities	826	922	3,526
Cash flow used for investing activities
Purchase of property, plant and equipment	(277)	(294)	(1,193)
Investment in intangible assets and deferred expenses	(103)	(51)	(223)
Proceeds from the sale of financial assets held for trading and others	4	196	1,088
Proceeds from the sale of property, plant and equipment	10	42	138
Miscellaneous	(7)	(16)	1
Tax payment for shareholder loans	-	-	(461)
Acquisition of financial assets held for trading and others	-	-	(917)
Net cash used for investing activities	(373)	(123)	(1,567)
Cash flows used in financing activities
Repayment of debentures and loans	(224)	(50)	(1,841)
Issue of debentures	-	-	2,161
Dividends paid	-	-	(1,441)
Interest paid	(22)	(32)	(458)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(61)	(58)	(256)
Miscellaneous	(2)	7	(31)
Net cash used for financing activities	(309)	(133)	(1,866)
Increase in cash and cash equivalents, net	144	666	93
Cash and cash equivalents at beginning of period	648	555	555
Cash and cash equivalents at end of period	792	1,221	648

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

1.	General

Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

2.	Basis of Preparation

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2016 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 17, 2017.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgements made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out in Note 3 below regarding early application of IFRS 15.

3.	Reporting Principles and Accounting Policy

3.1	The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	Initial application of new standards

3.2.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which sets out guidelines for recognition of revenue.

IFRS 15 replaces IAS 18, Revenue and presents a new model for recognition of revenue from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

A.	Identifying the contract with the customer.
B.	Identifying separate performance obligations in the contract.
C.	Determining the transaction price.
D.	Allocating the transaction price to separate performance obligations.
E.	Recognizing revenue when the performance obligations are satisfied.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

In accordance with the model, the Group recognizes revenue when the customer gains control over the goods or services. Revenue is measured at the fair value of the consideration that the Group expects to receive for the transfer of the goods or services promised to the customer. Revenue is recognized when it is expected that the economic benefits will flow to the Group and if the revenues and costs can be measured reliably.

Application of the model did not have a material effect on the measurement of the Group’s revenue in the reporting period, compared to the provisions of the previous standard.

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer (“Subscriber Acquisition”), which, in accordance with IFRS 15, are recognized as an asset when the costs are attributed directly to a contract that the Group can specifically identify, they produce or improve the Group’s resources that will be used for its future performance obligation and it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Company for a defined period.

Accordingly, direct commissions paid to agents and sales employees of the Group for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income, since the Group expects to recover these costs under the contracts.

An asset for obtaining a contract is amortized in accordance with the expected average churn rate of subscribers based on the type of subscriber and the service received (mainly over 3-4 years).

Contract acquisition costs that would arise regardless of whether the contract was obtained are recognized as an expense when incurred.

3.2.2	The Group applied IFRS 15 using the cumulative effect approach without a restatement of comparative figures.

As part of initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date and the accounting treatment for the contracts completed at the transition date will not be amended.

The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Therefore, Subscriber Acquisition costs incurred prior to January 1, 2017 and recognized in the statement of income as an expense were not accounted for retroactively.

3.2.3	Implementation of the accounting policy described above requires management of the Group companies to exercise their discretion to estimate the expected service period and the anticipated subscriber churn rate. Changes in such estimates may result in a change in depreciation and amortization expenses and changes in the Subscriber Acquisition asset.

3.2.4	Other than the accounting treatment of Subscriber Acquisition costs, implementation of IFRS 15 had no other material effects on the financial statements. In addition, implementation of IFRS 15 had no effect on retained earnings as at the transition date.

3.2.5	The tables below summarize the effects on the condensed consolidated interim statement of financial position as at March 31, 2017 and on the condensed consolidated interim statements of income and cash flows for the three months then ended, assuming that the Group’s previous policy regarding Subscriber Acquisition costs continued during that period.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

Effect on the condensed consolidated interim statement of financial position as at March 31, 2017

	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net Subscriber Acquisition asset (stated as deferred expenses and non-current investments)	5	36	41
Equity	2,532	27	2,559

Effect on the consolidated interim statement of income for the three months ended March 31, 2017:

	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	992	(33)	959
Salaries	512	(8)	504
Depreciation and amortization expenses	423	5	428
Operating income	530	36	566
Profit after financing expenses	429	36	465
Profit before income tax	427	36	463
Income tax	104	9	113
Profit for the period	323	27	350

Effect on the consolidated interim statement of cash flow for the three months ended March 31, 2017:

	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	785	41	826
Net cash used for investing activities	(332)	(41)	(373)

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. (“DBS”)

4.2.1	Further to Note 11.2.1 to the Annual Financial Statements regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2017 the Company paid the second advance payment of NIS 57 million (plus linkage differences) for the operating results of DBS in 2016.

4.2.2	Further to Note 17.2 to the Annual Financial Statements regarding the agreement of DBS for space segment capacity, Space Communications Ltd. (“Space”) notified DBS that the Amos 2 satellite had reached the end of its commercial life and is no longer fit to make television broadcasts for DBS. Accordingly, as from March 31, 2017, DBS no longer uses the Amos 2 satellite and is currently using the Amos 3 and Amos 7 satellites.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

On April 3, 2017, the general meeting of the Company’s shareholders approved the Company’s vote at the general meeting of DBS in favor of the agreement between DBS and Space, with an amendment/addition to the existing agreement between the parties dated November 4, 2013 for the lease of satellite segments in Space’s satellites, as set out in Note 17.2 of the Annual Financial Statements, including the improvement and implementation of the agreement.

4.2.3	Following the conversion of the shareholders’ loans and investment in the capital of DBS in 2016 by the Company, the equity of DBS as at March 31, 2017 and December 31, 2016 amounted to NIS 611 million and NIS 592 million, respectively. Notwithstanding the improved financial position of DBS, as at March 31, 2017, its working capital deficit amounts to NIS 477 million.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for the operations of DBS for the coming year.

5.	Income tax

Further to Note 6.6.3 to the Annual Financial Statements, regarding the best-judgment assessment for 2011 received by the Company, the Company filed its objection against the position of the Tax Authority.

6.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 75 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2017 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.5 billion. There is also additional exposure of NIS 381 million for claims, the chances of which cannot yet be assessed

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 6.2 below.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

6.1	Following is a description of the Group’s contingent liabilities as at March 31, 2017, classified into groups with similar characteristics:

Claims group	Nature of the claims	Provision	Additional exposure		Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	44	4,299		370	**
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	*	-
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees, some of which have wide ramifications.	7	96		3
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	7	12		-
Supplier and communication provider claims	Legal Claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	102		8
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	25		-
Total Legal Claims against the Company and subsidiaries		75	6,539		381

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).
**	There is exposure of an additional amount for a claim in which the amount of the claim is unclear.

6.2	Subsequent to the reporting date, claims amounting to NIS 1.19 billion were filed against Group companies, and a claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 353 million came to an end.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

7.	Equity

7.1	Below are details of the Company’s equity:

Registered			Issued and paid up
March 31, 2017	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2016	December 31, 2016
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,765,472,386	2,765,425,752	2,765,472,386

7.2	On May 9, 2017, the general meeting of the Company’s shareholders approved the recommendation of the Company’s Board of Directors of March 29, 2017 to distribute a cash dividend of NIS 578 million to the Company’s shareholders. The dividend will be paid on May 29, 2017.

8.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Fixed-line telephony	350	374	1,450
Internet - infrastructure	396	386	1,558
Transmission and data communication	202	212	843
Other services	55	59	213
	1,003	1,031	4,064
Cellular telephony - Pelephone
Cellular services and terminal equipment	425	444	1,777
Sale of terminal equipment	191	216	811
	616	660	2,588

Multichannel television - DBS	424	439	1,745

International communications, ISP, and NEP services - Bezeq International	358	377	1,480

Other	52	52	207

	2,453	2,559	10,084

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

9.	General and operating expenses

	Three months ended March 31			Year ended December 31
	2017		2016	2016
	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million
Terminal equipment and materials	202		216	831
Interconnectivity and payments to domestic and international operators	196		212	825
Maintenance of buildings and sites	147		154	605
Marketing and general	144	*	177	697
Content costs	161		154	629
Services and maintenance by sub-contractors	67		63	261
Vehicle maintenance	42		42	164
	959		1,018	4,012

*	See Note 3.2 for information about early implementation of IFRS 15, Revenue from Contracts with Customers.

10.	Financial instruments

10.1	Fair value

10.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	March 31, 2017		March 31, 2016		December 31, 2016
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	2,825	2,962	1,883	2,018	2,947	3,089
Debentures issued to the public (CPI-linked)	3,487	3,682	3,828	4,071	3,473	3,656
Debentures issued to the public (unlinked)	1,607	1,626	1,296	1,353	1,592	1,602
Debentures issued to financial institutions (CPI-linked)	832	875	1,293	1,306	830	879
Debentures issued to financial institutions (unlinked)	410	444	410	463	403	440
	9,161	9,589	8,710	9,211	9,245	9,666

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

10.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	27	46	31
Level 2: forward contracts	(182)	(216)	(170)
Level 2: future credit from banks	-	(21)	-
Level 3: contingent consideration for a business combination	(84)	(235)	(84)

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

11.	Segment Reporting

11.1	Operating segments

	Three months ended March 31, 2017 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,003	616	358	424	52	-	2,453
Inter-segment revenues	75	12	26	-	4	(117)	-
Total revenues	1,078	628	384	424	56	(117)	2,453

Depreciation and amortization	180	94	33	70	4	47	428

Segment results – operating income (loss)	513	5	49	52	(6)	(47)	566
Financing expenses	97	1	3	36	-	(11)	126
Financing income	(5)	(15)	(1)	(9)	-	5	(25)
Total financing expenses (income), net	92	(14)	2	27	-	(6)	101

Segment profit (loss) after financing expenses, net	421	19	47	25	(6)	(41)	465
Share in losses of associates	-	-	-	-	2	-	2
Segment profit (loss) before income tax	421	19	47	25	(8)	(41)	463
Income tax	102	3	11	6	-	(9)	113
Segment results – net profit (loss)	319	16	36	19	(8)	(32)	350

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

	Three months ended March 31, 2016 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,032	660	377	438	49	-	2,556
Inter-segment revenues	80	11	18	1	5	(112)	3
Total revenues	1,112	671	395	439	54	(112)	2,559

Depreciation and amortization	183	104	33	76	5	48	449

Segment results – operating income (loss)	536	1	37	57	(9)	(48)	574
Financing expenses	109	-	4	143	1	(125)	132
Financing income	(8)	(12)	(2)	(16)	(5)	13	(30)
Total financing expenses (income), net	101	(12)	2	127	(4)	(112)	102

Segment profit (loss) after financing expenses, net	435	13	35	(70)	(5)	64	472
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	13	35	(70)	(6)	64	471
Income tax	107	-	9	1	-	66	183
Segment results – net profit (loss)	328	13	26	(71)	(6)	(2)	288

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

	Year ended December 31, 2016 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating income (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in losses of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

11.2	Adjustment of profit or loss for reporting segments

	Three months ended March 31		Year ended December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Operating income for reporting segments	619	631	2,548
Financing expenses, net	(101)	(102)	(447)
Amortization of surplus cost for intangible assets	(47)	(46)	(193)
Share in losses of associates	(2)	(1)	(5)
Loss for operations classified in other categories and other adjustments	(6)	(11)	(34)
Consolidated profit before income tax	463	471	1,869

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

12.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

12.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,315	1,541	1,275
Non-current assets	1,999	1,793	2,019
Total assets	3,314	3,334	3,294
Current liabilities	471	563	465
Long-term liabilities	102	68	104
Total liabilities	573	631	569
Capital	2,741	2,703	2,725
Total liabilities and equity	3,314	3,334	3,294

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	435	455	1,818
Revenues from sales of terminal equipment	193	216	812
Total revenues from services and sales	628	671	2,630
Cost of services and sales	553	579	2,248
Gross profit	75	92	382
Selling and marketing expenses	48	66	260
General and administrative expenses	22	25	89
Other operating expenses	-	-	1
	70	91	350

Operating income	5	1	32
Financing expenses	1	-	6
Financing income	(15)	(12)	(52)
Financing income, net	(14)	(12)	(46)

Profit before income tax	19	13	78
Income tax	3	-	17
Profit for the period	16	13	61

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

12.2	Bezeq International Ltd.

Selected data from the statement of financial position

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	498	529	497
Non-current assets	700	724	691
Total assets	1,198	1,253	1,188
Current liabilities	341	379	280
Long-term liabilities	78	104	100
Total liabilities	419	483	380
Capital	779	770	808
Total liabilities and equity	1,198	1,253	1,188

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	384	395	1,548
Operating expenses	258	258	1,015
Gross profit	126	137	533
Selling and marketing expenses	48	57	221
General and administrative expenses	29	29	118
Other expenses (income), net	-	14	18
	77	100	357

Operating income	49	37	176
Financing expenses	3	4	15
Financing income	(1)	(2)	(5)
Financing expenses (income), net	2	2	10
Share in the profits of equity-accounted investees	-	-	1
Profit before income tax	47	35	167
Income tax	11	9	42
Profit for the period	36	26	125

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

12.3	D.B.S. Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	421	382	440
Non-current assets	1,572	1,345	1,586
Total assets	1,993	1,727	2,026
Current liabilities	898	941	950
Long-term liabilities	484	880	484
Loans from shareholders	-	4,995	-
Total liabilities	1,382	6,816	1,434
Capital (capital deficit)	611	(5,089)	592
Total liabilities and equity	1,993	1,727	2,026

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenue from services	424	439	1,745
Operating expenses	315	321	1,261
Gross profit	109	118	484
Selling and marketing expenses	35	38	128
General and administrative expenses	22	23	92
	57	61	220

Operating income	52	57	264
Financing expenses	36	35	71
Financing expenses for shareholder loans, net	-	108	468
Financing income	(9)	(16)	(13)
Financing expenses, net	27	127	526

Profit (loss) before income tax	25	(70)	(262)
Income tax expenses (revenue)	6	1	(330)
Profit (loss) for the period	19	(71)	68

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2017 (Unaudited)

13.	Subsequent events

13.1	See Note 4.2.2 above for information about the approval of the general meeting of the Company’s shareholders on April 3, 2017 for the agreement between DBS and Space with the amendment/addition to the agreement for space segment capacity.

13.2	In accordance with the decisions of the Company’s Board of Directors as at May 4, 2017 and May 17, 2017, the Company is assessing the option of a public offering of debentures by way of expansion of one or more series of the Company’s marketable debentures in accordance with the Company’s shelf prospectus of May 2014. This includes a public offering of Debentures (Series 9) by way of expansion of the series and the option of granting the holders of Debentures (Series B) of DBS, which are traded on the TACT-Institutional system of the TASE (“the DBS Debentures”) the option of purchasing the Company’s Debentures (Series 6 and/or Series 10) that are traded on the TASE instead of their DBS debentures.

13.3	See Note 7.2 above for information about the approval of the general meeting of May 9, 2017 for the distribution of a cash dividend to the Company’s shareholders.